Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

August 13, 2015

VIA EDGAR TRANSMISSION

Mara Ransom

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549-3561

Re:	Pace Holdings Corp.

Draft Registration Statement on Form S-1

CIK No. 0001644509

Dear Ms. Ransom:

On behalf of our client, Pace Holdings Corp. (f/k/a Paceline Holdings Corp.), a Cayman Islands limited exempted company (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 3, 2015, relating to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001644509) confidentially submitted with the Commission on July 7, 2015. We are concurrently submitting via EDGAR the Company’s initial filing of the registration statement on Form S-1 (the “Registration Statement”). The changes reflected in the Registration Statement include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of the Registration Statement, including copies marked to show the changes from the version confidentially submitted on July 7, 2015.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement.

General

1.	Please file all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Mara Ransom

Securities and Exchange Commission

The Company has included certain of the exhibits with the Registration Statement and will file all remaining exhibits with subsequent amendments. The Company acknowledges that the Staff may have further comment upon review of these exhibits.

2.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

The Company advises the Staff that it does not intend to include graphical materials or artwork in the prospectus.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that it is providing to the Staff on a supplemental basis copies of the written communications, as defined in Rule 405 under the Securities Act, that were used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. Such materials were only made available for viewing by such investors during the Company’s presentation. Pursuant to Rule 418 under the Securities Act, such copies shall not be deemed to be filed with, or a part of or included in, the Registration Statement. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company requests that the Staff return copies of such materials to the Company. Other than these materials, the Company has not provided, and it has not authorized any person to provide, any written materials in reliance on Section 5(d) of the Securities Act. The Company will undertake to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of the communications.

4.	We note your disclosure that you “cannot guarantee that [y]our securities will be approved for listing on Nasdaq.” Please tell us whether you intend to know before this registration statement is effective whether the Nasdaq has approved your listing application. In this regard, we note that you discuss a number of conditions and limitations by which you will be required to abide if you obtain and maintain such listing, such as the 80% limitation. Please also confirm that you will file an amendment before your registration statement is effective to reflect applicable changes to your disclosure if your application is not approved.

The Company advises the Staff that it will know whether Nasdaq has approved its listing application prior to the Registration Statement being declared effective by the Commission. The Company confirms to the Staff that it will file a pre-effective amendment to the Registration Statement to reflect any necessary changes to the disclosure in the Registration Statement if its Nasdaq listing application is not approved.

Mara Ransom

Securities and Exchange Commission

Summary

General, page 1

5.	Please clarify that each of your officers and directors will also allocate their time to other businesses and is not required to commit any specified amount of time to your affairs as you disclose in your risk factor on page 47.

The Company has revised the disclosure on pages 4 and 84 in response to the Staff’s comment.

The Offering, page 10

6.	We note disclosure here and throughout your prospectus that your initial shareholders have agreed, among other things, to vote their founder shares and any public shares purchased during or after this offering in favor of your initial business combination. Please revise your disclosure to clarify whether these and any related commitments are contained in the letter agreement filed as Exhibit 10.2 or, if they are not, please file the agreements in which they are contained as exhibits to the registration statement.

The Company has revised the disclosure throughout the prospectus to clarify that these commitments are contained in the letter agreement filed as an exhibit to the Registration Statement.

Permitted purchases of public shares by our affiliates, page 19

7.	Please revise your disclosure to clarify that the purpose and effect of your initial shareholders, directors, executive officers, advisors or their affiliates purchasing shares prior to your initial business combination is to influence the vote necessary to approve such a transaction and that, if true, there is no limit on the number of shares they may purchase.

The Company has revised the disclosure on pages 19, 20, 92 and 93 in response to the Staff’s comment.

Manner of conducting redemptions, page 21

8.	We note your disclosure regarding your initial shareholders’ agreement to vote their founder shares and public shares in favor of your initial business combination. Please revise your disclosure here to clarify, if true, that your initial shareholders will hold at least 20% of your outstanding stock.

Mara Ransom

Securities and Exchange Commission

The Company has revised the disclosure on pages 23 and 95 in response to the Staff’s comment.

9.	Here or in another appropriate section of your document, please clarify whether the $5,000,001 of net tangible assets is calculated before or after you pay your underwriters fees and commissions.

The Company has revised the disclosure on pages 22, 33, 55, 70 and 95 in response to the Staff’s comment.

Limited payments to insiders, page 26

10.	Please disclose the source of the funds to be used to make the identified payments to insiders, or provide a cross-reference to such disclosure.

The Company has revised the disclosure on page 28 in response to the Staff’s comment.

Risk Factors, page 31

11.	We note your disclosure in the Liquidity and Capital Resources section that you are dependent on this offering and loans from the Sponsor for financing operations and any business combination. Please discuss in this section any impact that has on the assumption that the Company is able to continue as a going concern.

The Company has revised the disclosure on page 38 in response to the Staff’s comment.

NASDAQ may delist our securities from trading on its exchange . . . , page 35

12.	In an appropriate place in your prospectus, please disclose whether you intend to follow the substantive and procedural requirements of Regulation 14A in connection with any shareholder vote on a proposed business combination even if you do not maintain your Nasdaq listing and Exchange Act registration. If so, please indicate what, if any, document requires you to do so and whether that document can be changed.

The Company has revised the disclosure on pages 22 and 95 to clarify that the Company intends to follow the substantive and procedural requirements of Regulation 14A in connection with any shareholder vote on a proposed business combination even if it does not maintain its Nasdaq listing and Exchange Act registration. The Company advises the Staff that no document requires the Company to do so.

Our directors may decide not to enforce the indemnification obligations of our sponsor…, page 39

13.

Please also disclose the risks associated with the fact that you have not independently verified whether your sponsor has sufficient funds to satisfy its indemnity obligations, despite the fact that you believe your sponsor’s only assets

Mara Ransom

Securities and Exchange Commission

to be securities of your company, and that you have not asked your sponsor to reserve for this eventuality. Alternatively, please tell us why you do not believe such risk factor disclosure is necessary.

The Company has revised the disclosure on page 40 in response to the Staff’s comment.

Use of Proceeds, page 65

14.	We note that the repayment of $200,000 in loans to your sponsor has been included in the $900,000 of offering expenses identified in the chart on page 65. Please revise the chart to identify this repayment to your sponsor as a separate line item of total offering expenses.

The Company has revised the disclosure on pages 67, 69, 80 and 129 to clarify that $200,000 in loans from the sponsor will be repaid upon completion of this offering out of the $2,000,000 of offering proceeds that has been allocated for the payment of offering expenses (other than underwriting commissions) and amounts not to be held in the trust account.

Proposed Business

Shareholders may not have the ability to approve our initial business combination, page 90

15.	Please provide us your analysis of how your ability to choose between seeking shareholder approval for a proposed business combination and conducting a tender offer would change if you were to satisfy the definition of a foreign private issuer. Also tell us about any other material changes to the disclosure in your prospectus if you were to satisfy the definition of a foreign private issuer.

The Company advises the Staff that it does not currently, nor does it expect that upon consummation of this offering or prior to consummation of its initial business combination it will, satisfy the requirements to qualify as a foreign private issuer. The Company does not currently believe, if it were to qualify as a foreign private issuer at the time of its initial business combination, that such status would materially affect its decision whether to seek shareholder approval for the initial business combination or conduct a tender offer. In such event, the Company would expect to comply with the rules applicable to a foreign private issuer and may, depending upon the facts and circumstances existing at such time, comply with additional rules applicable to a domestic issuer.

Limitation in redemption upon completion of our initial business combination if we seek shareholder approval, page 93

16.

We note your disclosure that your initial shareholders, officers, directors and director nominees have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of your

Mara Ransom

Securities and Exchange Commission

initial business combination. Please clarify whether your affiliates are similarly restricted from seeking redemption rights with respect to more than an aggregate of 15% of the shares sold in this offering. In addition, we note that in some parts of the prospectus you state that your initial shareholders, officers, directors and director nominees have waived their redemption rights with respect to the completion of your initial business combination and some of their rights to liquidating distributions, and in other parts of the prospectus you limit this disclosure to your initial shareholders. Given that your initial shareholders appear to be only your sponsor and those independent director nominees to whom your sponsor transfers a portion of its founder shares, please explain this apparent discrepancy or revise your disclosure accordingly.

The Company advises the Staff that only the initial shareholders, officers and directors have waived their rights to have any founder shares or public shares redeemed in connection with an initial business combination pursuant to the letter agreement. Unless any other affiliate becomes subject to the letter agreement as a result of a transfer of founder shares, it is not subject to such waiver. To the extent any such affiliate acquires public shares in the open market, it would be a public shareholder and subject to the 15% limitation. The Company has clarified the disclosure on pages 24, 25 and 96. The Company further advises the Staff that, although not all officers and directors currently hold any founder shares, any such person could acquire founder shares from the sponsor pursuant to a permitted transfer. In addition, such persons may acquire public shares in the offering or in open market purchases, although no such purchases are currently contemplated. The Company desires that all such persons waive these redemption rights as to shares currently held by them and as to any future shares they may acquire. The Company has revised the disclosure throughout the prospectus to clarify that the initial shareholders and all officers and directors have waived such rights pursuant to the letter agreement.

Tendering share certificates in connection with a tender offer or redemption rights, page 94

17.	Please give greater prominence to your disclosure that public shareholders seeking to exercise their redemption rights may be required to tender their certificates or deliver their shares to perfect their redemption rights, rather than simply voting against the business combination, by including the disclosure in the summary of your offering.

The Company has revised the disclosure on pages 23, 24 and 96 in response to the Staff’s comment.

18.	Please explain any obligations you have to provide investors a minimum amount of time to determine whether to exercise their rights to convert their shares into cash.

The Company has revised the disclosure on pages 22 and 97 in response to the Staff’s comment.

Mara Ransom

Securities and Exchange Commission

Comparison of redemption or purchase prices in connection with our initial business combination and if we fail to complete our business combination.

Election to remain an investor, page 102

19.	Please expand the disclosure in the middle column of this row to clarify the amount of time that you are required to give investors to consider whether to elect whether to redeem their shares.

The Company has revised the disclosure on page 106 and 107 in response to the Staff’s comment.

Release of funds, page 104

20.	Please clarify whether (1) the funds released to you upon completion of a business combination include the funds that will then be paid to redeeming shareholders, or (2) the trustee will directly send the appropriate portion of the amount held in trust to the redeeming shareholder at the time of the business combination.

The Company has revised the disclosure on page 108 in response to the Staff’s comment.

Management, page 110

21.	Please discuss the specific experience, qualifications, attributes or skills that led to your conclusion that each director and director nominee should serve on your board of directors. See Item 401(e)(1) of Regulation S-K and Question 116.05 in our Compliance and Disclosure Interpretations (Regulation S-K).

The Company has revised the disclosure on pages 114, 115 and 116 in response to the Staff’s comment.

22.	Please disclose Mr. Eller’s business experience for the period beginning in 2010 and ending in 2012. Please see Item 401(e) of Regulation S-K.

The Company has revised the disclosure on page 116 in response to the Staff’s comment.

Principal Shareholders, page 120

23.	We note your disclosure on page 121 that your sponsor, executive officers and directors are deemed to be your “promoters.” Here or in another appropriate place in your registration statement, please provide the information required by Item 404(c) of Regulation S-K.

The Company has revised the disclosure on page 126 to add a cross reference to the appropriate disclosure.

Mara Ransom

Securities and Exchange Commission

Signatures

24.	Please include the signature of your duly authorized representative in the United States. See Securities Act Section 6(a) and Instruction 1 under Signatures on Form S-1.

The Company’s duly authorized representative in the United States has signed the Registration Statement.

Please contact the undersigned at (212) 310-8870 if you have any questions or need further information.

Sincerely,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:	Karl Peterson
President and Chief Executive Officer
Pace Holdings Corp.

Jim Allegretto, Senior Assistant Chief Staff Accountant
Lilyanna Peyser, Special Counsel
Jacqueline Kaufman, Staff Attorney
Ta Tanisha Meadows, Staff Accountant

Gregg Noel, Esq.
Michael Mies, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP